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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IROBOT CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
462726100
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	462726100	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Rodney A. Brooks

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,713,030

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		—0—

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,713,030

WITH:	8	SHARED DISPOSITIVE POWER:

		—0—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,713,030

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	462726100	Page	3	of	5
Item 1(a). Name of Issuer:
iRobot Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
63 South Avenue, Burlington, Massachusetts 01803
Item 2(a). Name of Person Filing:
Rodney A. Brooks
Item 2(b). Address of Principal Business Office or, if None, Residence:
Rodney Brooks
c/o iRobot Corporation
63 South Avenue
Burlington, Massachusetts 01803
Item 2(c). Citizenship:
United States
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e). CUSIP Number:
462726100
Item 3. Not Applicable.
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 1,713,030

(b)	Percent of class: 7.2%
The foregoing percentage is calculated based on the 23,710,444 shares of Common Stock of iRobot Corporation outstanding as of November 7, 2006 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2006.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 1,713,030

CUSIP No.	462726100	Page	4	of	5
(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 1,713,030

(iv)	Shared power to dispose or to direct the disposition of: —0—
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

CUSIP No.	462726100	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2007

/s/ Rodney A. Brooks
Rodney A. Brooks